Marlin Capital Corp.
John Hancock Center
C/O The Private Investment Fund, LP
C/O Mark G. Egan
875 N. Michigan Ave., Suite 3412
Chicago, Illinois 60611 - 1896



January 7, 2004

VIA FedEX &
VIA Facsimile

Robert C. Thomas
Corporate Secretary
Edge Petroleum Corporation
1301 Travis
Suite 2000
Houston, TX  77002

        Re:       Notice of Intention to Present Business at 2004 Annual Meeting

Dear Mr. Thomas

	We have been advised that January 8, 2004 is the deadline for a stockholder to submit a proposal for inclusion in the 2004 Annual Meeting of Stockholders (the 2004 Annual Meeting) of Edge Petroleum Corporation (the Corporation). In accordance with
Section 2.8(a) of the Corporations Second Amended Bylaws (the Bylaws) and pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 (Rule 14a-8), this letter serves as notice that Marlin Capital
Corp., The Private Investment Fund, LP and Mark G. Egan (collectively, the Holders), stockholders of record of the Corporation, respectfully submit a proposal to reduce the number of directors on the board of directors of the Corporation as set forth on Schedule 1 attached hereto (the Proposal) for inclusion in the Corporations proxy statement and proxy card for the 2004 Annual Meeting.

        The following is the information required by the Bylaws and Rule 14a-8 with respect to the Proposal:

(i) 	A description of the Proposal and reason for submission at
 the 2004 Annual Meeting:

See Schedule 1 attached hereto.




(ii)	Name and address of the stockholder(s) submitting the Proposal:

Marlin Capital Corp.
John Hancock Center
875 N. Michigan Ave., Suite 3412
Chicago, Illinois 60611 - 1896

The Private Investment Fund LP
John Hancock Center
875 N. Michigan Ave., Suite 3412
Chicago, Illinois 60611 - 1896

Mark G. Egan
John Hancock Center
875 N. Michigan Ave., Suite 3412
Chicago, Illinois 60611 - 1896

(iii)	Class and number of shares of the Corporation which are
 owned beneficially by the Holders submitting the Proposal:

The Holders hereby represent that they (a) are the beneficial owners of record of 941,000 of common stock of the Corporation entitled to vote for the election of directors on the date hereof,
(b) have held such shares at all time since at least one year prior to the date hereof and that such shares have a market value of at least $2,000, and (c) intend to continue to hold such shares through at least the date following the date of the 2004 Annual Meeting.

(iv)	Financial or other interest in submitting the Proposal:

Other than the Holders interest as stockholders of the Corporation in increasing the efficiency and effectiveness of the board of directors as referenced in the Proposal, the Holders have no financial or other interest in submitting the Proposal.

(v)	Intention to appear in person or by proxy:

By signature below, the Holders represent that they intend to appear in person or by proxy through their authorized representative at the 2004 Annual Meeting to present the Proposal.

        The Holders request written notice as soon as practicable of any alleged defect in this Notice or the Proposal and reserve the right, following receipt of any such notice, to either challenge, or attempt as soon as practicable to cure, such alleged defect.
The Holders reserve the right to give notice of their intention to present additional business for consideration at the 2004
Annual Meeting or other meeting of the Corporation's stockholders, or to revise the business described herein.



Sincerely,

MARLIN CAPITAL CORP.


By: ____________________________________
Name:  Mark G. Egan
Its: President

THE PRIVATE INVESTMENT FUND LP, BY ITS GENERAL PARTNER, MARLIN CAPITAL CORP.


By:_____________________________________
Name: Mark G. Egan
Its: President


MARK G. EGAN, individually


________________________________________


SCHEDULE 1

Stockholder Proposal Concerning the Size of the Board of Directors

Marlin Capital Corp., the Private Investment Fund LP and Mark G. Egan collectively have given notice that they intend to present for action at the 2004 Annual
Meeting the following proposal:

RESOLVED: The stockholders of Edge Petroleum Corporation
(the Corporation) hereby request the board of directors take all steps necessary to change the composition of the board of directors by reducing the actual number of incumbent directors from the current number of eight to five directors. The board of directors should implement the proposal above by means of By-Law changes and/or other necessary procedures in accordance with applicable law. This proposal would be effective for nominees for director at meetings subsequent to the 2004 Annual Meeting and need, therefore, not affect the unexpired terms of the existing directors.

SUPPORTING STATEMENT FROM SHAREHOLDERS

The effective structure and functioning of the board of directors are considered by most observers to be of paramount importance in ensuring the long-term success of a company. Issues relating to the board are viewed as appropriate for shareholder involvement because directors are shareholders elected representatives. In order to promote a more efficient,functional and flexible board, there should be fewer directors. We believe that the current number of directors is excessive and not in the best interest of the Corporation and its stockholders.

We believe that smaller boards are often more cohesive and work more effectively than large boards. In addition, a smaller board will permit The Corporation greater flexibility by allowing the directors to have more face-to-face meetings on shorter notice throughout the year. Currently the number of directors on the Corporations board is eight, which we believe is grossly out of proportion to the optimal size for a company with fewer than 35 employees in the oil and gas exploration industry, especially given the Corporations current market capitalization. Moreover the only reason that the Corporations board now has eight directors rather than nine, is because earlier this year one director resigned and the board decided not to fill the vacancy.

This proposal is not intended to effectuate a change of control of the Corporation. Rather, we simply desire the Corporation to be more flexible by adopting a more cohesive and efficient structure for the board of directors. The current number of directors is unwieldy and only serves the entrenched interests of the current board, rather than the interests of the Corporation and its stockholders. We believe that five directors is the most favorable number and we therefore urge our fellow stockholders to support this reform.

WE URGE YOU TO VOTE FOR THIS PROPOSAL.



207365/0001/626778/Version #:.1